FRED ALGER & COMPANY, LLC

Financial Statements and
Supplemental Schedules

December 31, 2020

(With Reports of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fred Alger & Company, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Ave South, Suite 200
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Kincel 201-547-3604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Ave. (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Robert Kincel _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Fred Alger & Company, LLC _____, as

of March 1 _____, 20<u>21</u>_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



STEPHANIE L. PELLECCHIA
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 2429981
MY COMMISSION EXPIRES 2/12/2023

Stephanie L. Pellecchia
Notary Public

_____
Signature

CFO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRED ALGER & COMPANY, LLC

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of the Member
Fred Alger & Company, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fred Alger & Company, LLC (the Company) as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2010.

New York, New York
March 1, 2021

FRED ALGER & COMPANY, LLC

Statement of Financial Condition

As of December 31, 2020

Assets

Cash	$	1,632,285
Receivable from mutual funds (note 5b)		7,506,675
Financial instruments owned, at fair value (note 4)		51,064,944
Due from Ultimate Parent and affiliates (note 6)		11,837,781
Deferred tax asset (note 10)		10,229,907
Prepaid expenses and other assets		3,018,454
Right-of-use asset (note 12)		1,064,487
Deposits with clearing organizations		786,892
Current taxes receivable		480,706
Property and equipment, net (note 7)		238,852
Total assets	$	87,860,983

Liabilities and Member's Equity

Liabilities:

Accrued expenses and other liabilities (note 8)	$	28,453,049
Lease liability (note 12)		1,064,487
Due to Parent and affiliate (note 6)		8,801,621
Total liabilities		38,319,157

Commitments and contingencies (note 12)

Member's equity:

Total member's equity		49,541,826
Total liabilities and member's equity	$	87,860,983

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC

Statement of Income

For Year Ended December 31, 2020

Revenues:		
Mutual fund fees (note 5b)	$	42,742,172
Servicing fees (5c)		56,191,044
Commissions (note 5b)		2,985,794
Interest and dividends		130,456
Other income		267,235
Total revenues		102,316,701
Expenses:		
Compensation and benefits (note 11)		36,936,354
Distribution and/or administration fees		41,856,394
General and administrative expenses		4,147,023
Advertising and marketing		2,511,338
Occupancy (note 12)		1,136,850
Professional fees		1,278,115
Depreciation and amortization (note 7)		187,059
Subscriptions		803,879
Trading costs		841,936
Communications		490,676
Regulatory fees		386,001
Printing and supplies		63,474
Total expenses		90,639,099
Income before income tax expense		11,677,602
Income tax expense (note 10)		2,645,875
Net income	$	9,031,727

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2020

		Total Member's Equity
Balance, January 1, 2020	$	35,507,624
Noncash compensation		5,002,475
Net income		9,031,727
Balance, December 31, 2020	$	49,541,826

See accompanying notes to financial statements.

4

FRED ALGER & COMPANY, LLC
Statement of Cash Flows
For the year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	9,031,727
Adjustments to reconcile net income to net cash used in		
operating activities:		
Deferred tax expense		(2,686,369)
Depreciation and amortization		187,059
Noncash compensation		5,002,475
Decrease (increase) in:		
Receivable from mutual funds		(1,613,109)
Due from Ultimate Parent and affiliates		(4,416,181)
Prepaid expenses and other assets		(113,650)
Deposits with clearing organizations		249,136
Current taxes receivable		(480,706)
Financial instruments owned		(31,629,529)
Right-of-use asset		1,025,725
Increase (decrease) in:		
Accrued expenses and other liabilities		6,245,081
Due to Parent and affiliate		8,240,769
Current taxes payable		(1,221,412)
Lease liabillity		(1,025,725)
Net cash used in operating activities		(13,204,709)
Cash flows from investing activities:		
Acquisition of property and equipment		(35,793)
Net cash used in investing activities		(35,793)
Net decrease in cash		(13,240,502)
Cash, beginning of year		14,872,787
Cash, end of year	$	1,632,285
Supplemental disclosure:		
Cash paid for the year ended December 31, 2020 for income taxes	$	-
Supplemental disclosure of noncash financing activities:		
Noncash compensation	$	5,002,475

See accompanying notes to financial statements.

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2020

(1) Organization

Fred Alger & Company, LLC (the Company) is a wholly owned subsidiary of Alger Group Holdings, LLC (the Parent). The Parent is a wholly owned subsidiary of Alger Associates, Inc. (the Ultimate Parent). On December 31, 2018, the Company, which included its subsidiary, Fred Alger Management, LLC (FAM), became a wholly owned subsidiary of the Parent. On October 1, 2019 the Company assigned its interest in FAM to the Parent and became a wholly-owned subsidiary of the Parent. The FAM transfer was accounted for as a transaction between entities under common control on the Company's 2019 financial statements.

(2) Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934 and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company acts as the principal underwriter of the mutual funds sponsored by FAM and effects transactions principally for the customers of FAM who elect to have the Company do so on their behalf. The Company clears these transactions on a fully disclosed basis with a third-party service provider. As a non-clearing broker-dealer, the Company does not maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition as cash equivalents. Cash held at financial institutions generally exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not hold any cash equivalents at December 31, 2020.

(c) Valuation of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification 820 – Fair Value Measurements and Disclosures ("ASC 820") defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability and may be observable or unobservable. Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions and reflect the assumptions that market

participants would use when pricing the asset or liability. Unobservable inputs are inputs that reflect the Company's own assumptions based upon the best information available in the circumstances. The three-level hierarchy of inputs is summarized in the three broad Levels below.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in non-active markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The Company held the following types of financial instruments as of December 31, 2020:

Money Market Funds

The Company owns investments in several money market funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2020

(d) Securities Transactions

The Company records security transactions on trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Realized gains (losses) on the sales of securities are recognized using cost calculated on a specific identification method, and changes in unrealized gains (losses) are recognized in the Statement of Income. The Company has the ability to purchase securities on margin. The Company does not have any realized gains (losses) and does not have any changes in unrealized gains (losses) for the year ended December 31, 2020.

(e) Mutual Fund Fees: 12b-1 and shareholder servicing fees

These fees are earned by the Company for distribution, shareholder servicing, administrative and oversight services performed for the Alger Funds. 12b-1 fees earned for distribution and / or shareholder servicing for the Alger Funds are collected pursuant to plans operating under Rule 12b-1 of the Investment Company Act of 1940 (12b-1 Plans). The Company also earns shareholder servicing fees pursuant to agreements with certain Alger Funds.

Contracts for these services exist between the Company and the Alger Funds to whom such services are provided. The contract price varies by fund and share class, but prices are stipulated in the applicable contracts and take the form of a calculated basis point fee (a percentage of account assets). This fee is accrued on a daily basis by the Alger Funds and is part of the daily NAV. The Company receives payment for these fees from the funds on a monthly basis. Performance obligations relating to these fees relate to the services performed by the Company described above.

The services provided by the Company under the terms of these contracts are considered a series of distinct services that are substantially the same and are satisfied each day during the contract term. Ongoing fees are largely passed through to third party distributors who distribute and service the Alger Funds.

(f) Mutual Fund Fees: Sub-TA fees

The Company makes payments to certain intermediaries that provide sub-accounting services to omnibus accounts invested in the Alger Funds. A portion of these fees are charged back to the appropriate Alger Fund, subject to certain limitations, as approved by the Alger funds Board of Trustees. As such, these fees are accrued on a daily basis by the funds and are part of the daily NAV. The Company receives payment from the Alger Mutual Funds periodically.

(g) Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis, the effect which is not materially different from a trade date basis.

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2020

In addition to acting as the principal underwriter of the Alger Funds, the Company effects transactions principally for the customers of FAM who elect to have the Company do so on their behalf. Commission income is earned by providing trade execution services through the Company for Alger Funds and separately managed accounts. The Company clears these transactions on a fully disclosed basis with various contracted third party service providers. The Company is not authorized to maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions. The effective contract price is the applicable commission rate for a specific trade. The revenue associated with the trades is earned as the trade is executed by the third party service provider as the recognition of the revenue and the performance obligation is extinguished in a simultaneous fashion. These fees are collected on a monthly basis.

(h) Distribution and / or administration fees

The Company, in its capacity as the principal underwriter for the Alger Funds, pays fees to third party dealers who sell the funds to their customers. To the extent the fees paid do not exceed amounts collected from the Alger Funds pursuant to 12b-1 Plans, they are incurred by the Company and included in Distribution and / or administration fees on the Statement of Income. To the extent these fees exceed amounts collected pursuant to 12b-1 Plans, they were incurred by FAM.

(i) Depreciation and Amortization

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation relating to these assets is provided for primarily by the straight-line method over their estimated useful lives, ranging from 5 to 10 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

(j) Income Taxes

Beginning with its 2019 taxable year, the Company elected to be treated as a "C" Corporation under the Internal Revenue Code for purposes of filing Federal income tax returns. The Ultimate Parent and its shareholders remained an S Corporation. As a "C" Corporation, the Company is subject to federal, state and local corporate-level income taxes and the Company generally will have to pay corporate-level income taxes. For most of the state or local jurisdictions in which the Company files tax returns, the Company also elected to be treated as a "C" Corporation. Income taxes relating to those states are included on the Company's financial statements.

Income taxes are accounted for using the asset and liability method (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs.

9

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2020

The Company files its Federal and certain state tax returns as a member of a consolidated group but accounts for its tax expense on a separate company basis reflecting its proportionate share of the tax asset or liability as if it were filing on its own. Any amounts due which pertain to tax returns filed on a consolidated basis are payable to the Parent.

Uncertainty in income taxes (ASC 740-10) is accounted for by recognizing in the financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available as of the reporting date in order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. It is not expected that these differences will have a material impact on the financial statements. In the preparation of income tax returns, tax positions are taken based on interpretation of Federal, State and local income tax laws for which the outcome is uncertain. Management has analyzed the Company's tax positions taken on Federal, State and local income tax returns for all open years and has determined that no uncertain tax positions exist as of the reporting date.

The following are the major tax jurisdictions for the Company: United States, New Jersey, New York, and New York City. Generally, tax years 2017 to present are open for examination by Federal, State and local tax authorities.

(4) Financial Instruments at Fair Value

The following presents the Company's financial instruments' fair value hierarchy as of December 31, 2020:

Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial instruments owned:				
Money market funds	$ 51,064,944	—	—	51,064,944
Total financial instruments owned	$ **51,064,944**	—	—	**51,064,944**

There were no level 2 or 3 investments held during the year.

(5) Related Party Transactions

(a) Directors and Officers

Certain employees of the Company are officers of the Alger Funds and Alger SICAV Funds, a collective investment undertaking organized under the laws of the Grand Duchy of Luxembourg for sale to non-U.S. citizens in certain European countries.

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2020

(b) Revenue Transactions

The Company earns 12b-1 fees from the Alger Funds pursuant to plans operating under Rule 12b-1 of the Investment Company Act of 1940. The Company also earns shareholder servicing fees pursuant to agreements with certain Alger Funds. These fees are included in Mutual fund fees in the Company's Statement of Income. Amounts receivable relating to these fees is included in Receivable from Funds on the Company's Statement of Financial Condition.

The Company receives Sub-T/A fees from the Alger Funds, which represents a partial reimbursement of payments made to intermediaries that provide sub-accounting services to omnibus accounts invested in the Alger Funds. These fees are included in Mutual fund fees in the Company's Statement of Income. Amounts receivable relating to these fees are included in Receivable from Funds on the Company's Statement of Financial Condition.

The Alger Funds and Alger SICAV Funds also pay the Company brokerage commissions in connection with securities transactions. These fees are included in Commissions in the Company's Statement of Income. Amounts receivable which relate to these fees are included in Prepaid expenses and other assets on the Company's Statement of Financial Condition.

The Company provides certain marketing support services to Alger Management, Ltd. (AML), a U.K. investment advisor which is wholly owned by AGH, for which they earn fees. Such fees are included in Other Income on the Company's Statement of Income. Amounts receivable which relate to these fees are recorded in the Due from affiliates account on the Company's Statement of Financial Condition.

A summary of income earned through related party transactions for the year ended December 31, 2020, and receivables from related parties as of that date is as follows:

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2020

	Income earned for the period ended December 31, 2020 FAC	Amounts receivable at December 31, 2020 FAC
Mutual fund fees:		
12b-1 and shareholder		
servicing fees	37,002,801	3,514,745
Sub-T/A fees	5,154,487	3,991,930
Total mutual fund fees	42,157,288	7,506,675
Commission fees:		
Brokerage commissions	2,841,050	186,723
Other Income:		
Admin and Marketing	257,522	31,525
Total related party income/ receivables	$ 45,255,860	7,724,923

(c) *Service-Related Charges*

Pursuant to an agreement with FAM, service-related charges of $56,191,044 have been earned by the Company for year ending December 31, 2020. Under the terms of the agreement, FAM pays a monthly asset-based fee to the Company for its efforts in promoting and distributing certain products for which FAM receives management fees. These fees are included in Service fees on the Company's Statement of Income.

(6) Due from / Due to affiliates

As of December 31, 2020, the amount due from the Ultimate Parent was $11,218,694 as a result of the Company's allocation of the liabilities associated with the Company's Equity and Phantom Equity compensation plans. The Company provides cash and or pay certain expenses to and on behalf of its affiliates. As a result, the Company has a due from other affiliates of $619,087. The Company has a due to the Parent of $7,503,653 primarily as a result of estimated tax payments made by the Parent on behalf of the Company, and a due to another affiliate of $1,297,968.

(7) Property and Equipment, Net

	Useful lives		Amount
Office machines	5 years	$	663,113
Computer software	5 years		475,209
Leasehold improvements	10 years		154,733
Furniture and fixtures	7 years		20,133
			1,313,188
Less: accumulated depreciation and amortization			(1,074,336)
		$	238,852

Depreciation and amortization expense for the year ended December 31, 2020 was $187,059.

(8) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at December 31, 2020:

Equity plan payable	$	12,479,849
Accrued distribution fees		8,837,355
Deferred compensation plan payable		6,285,841
Other		850,004
Total accrued expenses and other liabilities	$	28,453,049

(9) Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company computes its regulatory capital using the Alternative Method. At December31, 2020, the Company had regulatory net capital of $16,676,345 and a regulatory net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 2.22 to 1.

(10) Income Taxes

The components of Income tax expense in the Statement of Income for the period ended December 31, 2020 are as follows:

Current:		
Federal	$	4,079,505
State and local		1,252,739
Total current		5,332,244
Deferred:		
Federal	$	(2,051,369)
State and local		(635,000)
Total deferred		(2,686,369)
Total tax expense	$	2,645,875

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. Significant judgement is required in determining if a valuation allowance should be established, and the amount of such allowance if required. Factors used in making this determination include estimates relating to the performance of the business. Consideration is given to, among other factors, in making the determination, (i) future taxable income exclusive of reversing temporary differences and carry forwards, (ii) future reversals of existing temporary differences, (iii) taxable income in prior year's carryback years and (iv) tax planning strategies. Based upon analysis of the Company's tax position, management believes that it is more likely than not that the deferred tax asset will be realized and therefore no valuation allowance has been recorded. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2020 are as follows:

Deferred tax assets:		
Compensation related	$	8,887,225
Capitalized 12b-1		1,383,351
Fixed assets		220,067
Other		(260,736)
Total deferred tax assets	$	10,229,907

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2020

(11) Pension and Profit Sharing Plans

(a) 401(k) Plan

The Company sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes matching contributions equal to 100% of the participant's compensation contributed as pre-tax contributions subject to a maximum amount of $10,000 for each participant. The Company's practice is to fund its obligation under the plan currently. Included in compensation and benefits expense are employer contributions for the period ended December 31, 2020 of $1,349,017.

(b) Deferred Compensation Plans

The Ultimate Parent maintains three nonqualified deferred compensation plans (the Plans) for certain employees of the Company and FAM.

As more fully described in the Alger Associates, Inc. Profit Participation Plan, as amended and restated December 4, 2018 (Incentive Plan), and the individual Award Agreements, the Ultimate Parent may issue an award which is credited to the participant's "award account" and vests after four years. Pursuant to the Incentive Plan, the award accounts are credited or debited with gains or losses based upon changes in values of notional investments in certain Alger Funds elected by the plan participant. The participant is also eligible for a matching contribution of up to 175% of the original award. Both the vesting percentage attributable to the awards and the level of matching contributions are based on growth in the consolidated pre-tax net operating income of the Ultimate Parent and its subsidiaries, as defined by the plan, and which may be adjusted by management according to the terms of the Incentive Plan. During the period ended December 31, 2020, the Company recognized $4,138,156 in compensation expense relating to the Incentive Plan.

In 2009, the Ultimate Parent adopted the Alger Associates, Inc. Equity Plan (Equity Plan), as amended and restated as of December 18, 2018. Under the terms of the Equity Plan, a portion of eligible participant's annual bonus compensation is converted into Alger Equity Units (Units). Such Units participate in any dividend declared by the Ultimate Parent on a notional basis as well as future appreciation or depreciation of the book value of the Ultimate Parent, as more fully described in the Equity Plan. Any award issued under the Equity Plan vests equally over four years. A portion of the value of the participant's awards may be paid after seven years (if so elected by the recipient of the award) subject to certain further allowable deferral elections. If such deferral option is not elected, the entire value of the award will be paid on the earlier of a "termination of employment" or a "change in control" as such terms are defined in the Equity Plan. During the year ended December 31, 2020, the Company recognized $2,629,859 in compensation expense relating to the Equity Plan.

In April 2010, the Parent adopted a "Phantom Equity Grant Agreement" (Agreement), which granted phantom ownership of 5% of the combined fair market value of the Parent and its subsidiaries, as defined in the Agreement, to the Chief Executive Officer (the CEO) of the Ultimate Parent. Under the terms of the Agreement, the CEO participates in any dividend declared or distribution made by the Ultimate Parent on a notional basis as well as future appreciation or depreciation of the fair market value of the Ultimate Parent, as more fully described in the Agreement. The phantom equity granted

15

under this agreement is fully vested. The value of the phantom equity will be paid on the earlier of a "separation from service" or a "change in control" as such terms are defined in the Agreement. During the year ended December 31, 2020, the Company recognized $5,517,957 in compensation expense relating to this Agreement. For the year ended December 31, 2020, $5,002,475 was credited as capital to the Ultimate Parent.

The Plans are intended to qualify under Section 409A of the Internal Revenue Code, which allows, among other things, for the participant to defer tax recognition until such time as the award is distributed to the participant.

(12) Commitments, contingencies and leases

The Company leases office space under non-cancelable lease agreements expiring through June 2022. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and corresponding lease liabilities represent the obligation to make lease payments arising from the lease. ROU asset and lease liability are recognized at the commencement date based on the present value of the lease payments over the lease term. In determining the present value of the ROU assets, the Company has employed an estimate for its readily available incremental borrowing rate of 5%. Lease costs for operating ROU assets is recognized on a straight line basis over the term lease.

The Company elected to the package of practical expedients permitted under the transaction guidance within the accounting standard that allows entities to carryforward their historical lease classification and not to reassess contracts for embedded leases among other things. The Company recorded a right-of-use asset of $1,064,487 and a corresponding lease liability of $1,064,487 substantially related to real estate leases.

The following table represents the balances for operating and finance ROU assets and lease liabilities:

Year ending December 31:

2021	$	981,954
2022		82,533
	$	1,064,487
Weighted average remaining lease term years		1.10
Weighted average discount rate		5.0%

Office leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

Rent expense for the year ended December 31, 2020 was $1,136,850.

FRED ALGER & COMPANY, LLC

Notes to Financial Statements

December 31, 2020

The Company is currently, and has been in the past, a party to various routine legal proceedings incident to the ordinary course of business. The Company believes that the outcome of all such pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the business or consolidated financial condition of the Company.

(13) Risk Factor

An outbreak of respiratory disease caused by a novel coronavirus designated as COVID-19 was first detected in China in December 2019 and subsequently spread internationally. The transmission of COVID-19 and efforts to contain its spread have resulted in, among other things, border closings and other significant travel restrictions and disruptions; significant disruptions to business operations, supply chains and customer activity; lower consumer demand for goods and services; significant job losses and increasing unemployment; event cancellations and restrictions; service cancellations, reductions and other changes; significant challenges in healthcare service preparation and delivery; prolonged quarantines; as well as general concern and uncertainty that has negatively affected the economic environment. The impact of this outbreak and any other epidemic or pandemic that may arise in the future could adversely affect the economies of many nations or the entire global economy and the financial performance of individual issuers, sectors, industries, asset classes, and markets in significant and unforeseen ways. Although the U.S. Federal Reserve has taken a number of actions to mitigate the impact of COVID-19 on U.S. markets and institutions, including decreasing interest rates and implementing a variety of emergency stimulus measures, these actions may not succeed or have the intended effect. This crisis or other public health crises may also exacerbate other pre-existing political, social, economic, market and financial risks. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The foregoing could result in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates and a substantial economic downturn or recession. Such impacts could impair the Fund's ability to maintain operational standards (such as with respect to satisfying redemption requests), disrupt the operations of the Fund's service providers, adversely affect the value and liquidity of the Fund's investments and negatively impact the Company's performance.

(14) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through March 1, 2021, the date the financial statements were issued. As a result of this evaluation, the Company found no subsequent events that necessitated disclosures in and/or adjustments to the financial statements.

SUPPLEMENTAL SCHEDULES

**FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY**

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
December 31, 2020

Computation of net capital pursuant to Rule 15c3-1

Total member's equity from Statement of Financial Condition	$	49,541,826
Deductions and/or charges:		
Nonallowable assets:		
Investment in and receivables from subsidiary and affiliates		10,539,813
Other nonallowable assets		21,065,517
Plant, property & equipment		238,853
Total nonallowable assets		31,844,183
Net capital before haircuts		17,697,643
Haircuts on securities:		
Corporate bonds, mutual funds, money markets and exchange traded equity securities		1,021,298
Net Capital	$	16,676,345
Computation of alternative net capital requirement		
Capital requirement of broker-dealer electing alternative method		250,000
Total net capital requirement		250,000
Excess Net Capital	$	16,426,345

No material differences exist between the above computation of net capital and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2020 filed on March 1, 2021.

See accompanying report of independent registered public accounting firm.

FRED ALGER & COMPANY, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

Year Ended December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying report of independent registered public accounting firm



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors of the Member
Fred Alger & Company, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Fred Alger & Company, LLC (the Company) identified the following provision of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
March 1, 2021

FRED ALGER & COMPANY, LLC

Rule 15c3-3 Exemption Report

Fred Alger & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

I, Robert Kincel, affirm to that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert Kincel
Chief Financial Officer
Fred Alger & Company, LLC
March 1, 2021